Exhibit 99.1

Aurora Cannabis Urges Shareholders to REJECT Curaleaf's Hostile Bid, Warning that it is Inadequate, Undervalues Aurora and Puts Shareholder Value and Future Upside at Risk

NASDAQ | TSX: ACB

  Curaleaf's hostile and opportunistic bid significantly undervalues Aurora, and aims to capture Aurora's assets at a discount
  Aurora is debt free and holds $149 million in cash1, Curaleaf carries over $1 billion in debt2, Aurora shareholders' own cash should not be used to help fix Curaleaf's balance sheet
  The hostile bid exposes Aurora shareholders to significant risks not fairly disclosed and could meaningfully weaken shareholder rights
  Aurora's transformation into a global, high-margin medical cannabis leader is delivering results, and the Board believes significant value creation lies ahead
  Aurora Files Directors' Circular Unanimously Recommending Shareholders REJECT Curaleaf's Hostile Bid by TAKING NO ACTION and NOT TENDERING their shares
  To keep current with and obtain information about the hostile bid, please visit www.ProtectAurora.com

EDMONTON, AB, Sept. 2, 2026 /CNW/ -- Aurora Cannabis Inc. ("Aurora" or the "Company") (TSX: ACB) (NASDAQ: ACB), the leading Canadian-based global medical cannabis company, today urged shareholders to reject the unsolicited take-over bid ("Hostile Bid") from Curaleaf Holdings, Inc. ("Curaleaf") (TSX: CURA) (OTCQX: CURLF), warning that the Hostile Bid would put Aurora shareholders' value and future upside at risk. Following a comprehensive review by Aurora's Board of Directors (the "Board"), on the unanimous recommendation of a special committee comprised of independent directors (the "Special Committee"), and after receiving external advice from financial and legal advisors, the Board unanimously concluded that the Hostile Bid is not in the best interests of Aurora or Aurora shareholders.

The Board UNANIMOUSLY recommends that Aurora shareholders REJECT the Hostile Bid by TAKING NO ACTION and NOT TENDERING their shares.

The Board UNANIMOUSLY recommends that any Aurora shareholders who have tendered their shares to the Hostile Bid WITHDRAW those shares.

"This transaction would be harmful to Aurora shareholders as the hostile bid is inadequate," said Miguel Martin, Executive Chairman and CEO of Aurora. "Curaleaf has over a $1 billion in debt and is asking shareholders to give up ownership of a stronger, debt-free and growing global medical cannabis company in exchange for an offer with intentionally limited upside, that does not reflect Aurora's fundamental value, exposes shareholders to Curaleaf's risks and would leave shareholders with limited voting influence in a combined company."

"Shareholders of Aurora should understand plainly: Curaleaf is not offering you fair value for your shares, and your cash, your rights and your future upside are at stake," added Mr. Martin. "Curaleaf is attempting to use Aurora shareholders' own cash to help finance this bid, acquire Aurora's assets at a discount and shift material risks onto our shareholders. The Board strongly and unanimously recommends that shareholders reject the offer, by taking no action and do not tender their shares. Aurora has been built for the long-term and staying with our Company is the right decision."

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[1] "Cash" refers to cash, restricted cash. short term investments and cash equivalents as of June 30, 2026, as filed in our financial statements on August 5,2026 which can be found on Sedar+, EDGAR and Aurora's website.
[2] "Debt" refers to indebtedness, financial obligations and lease liabilities as of June 30, 2026, as filed in Curaleaf Holdings Inc financial statements on August 5, 2026, which can be found on Sedar+, EDGAR and Curaleaf's website.

Following the announcement of the Hostile Bid, independent equity research analysts shared their view that the Hostile Bid undervalues Aurora, including:

"We believe the bid undervalues Aurora and does not adequately reflect its medical cannabis leadership, balance sheet flexibility, international expertise, or long-term growth potential." TD Securities Inc. – Canada August 2026

Why the Hostile Bid Is Harmful to Aurora Shareholders

  The Hostile Bid is inadequate and significantly undervalues Aurora. The Hostile Bid values Aurora at a significant discount compared to other cannabis companies and does not provide shareholders with a meaningful change of control premium relative to the full value of our business. Curaleaf's stated premium is based on a calculation that Aurora believes makes the Hostile Bid look better than the value shareholders would actually receive, a concern also raised by independent analyst commentary. The Special Committee and the Board received a written opinion from their financial advisor dated  September 1, 2026, the full text of which is included in the circular.
  Curaleaf has over $1 billion in debt2 and would gain control of Aurora shareholders' cash without paying fairly. Aurora is debt-free and has approximately $149 million in cash1 – cash that belongs to its shareholders. Under the Hostile Bid, shareholders would receive only a portion of that value, while Curaleaf would gain control of the remaining funds upon closing. In effect, Curaleaf's Hostile Bid is proposing to use Aurora shareholders' own cash to help fix their balance sheet and acquire Aurora's assets at a discount.
  The Hostile Bid shifts Curaleaf's risks onto Aurora shareholders. Instead of owning a debt-free company with cash on hand, Aurora shareholders would receive Curaleaf shares that may be harder to trade and could fluctuate in value before and after the bid closes. Shareholders would also be exposed to Curaleaf's share price volatility, high-cost debt, tax uncertainties, regulatory risks, weak governance structure, limited liquidity and lack of a U.S. national securities exchange listing for Curaleaf shares, further impacting U.S.-based Aurora shareholders.
  Curaleaf has not fairly disclosed the full downside that shareholders would assume. The Hostile Bid asks Aurora shareholders to accept shares in a company with material financial, regulatory, tax and governance risks, while Curaleaf's messaging focuses on headline premiums that do not reflect the value of Aurora's cash, or the underlying value to be generated by our proven strategy and future growth opportunities.
  Your shareholder rights could be meaningfully weakened. Under Curaleaf's ownership structure, Aurora shareholders would exchange independent ownership for a small minority stake in a company where voting control is concentrated through multi-voting shares. Based on the exchange ratio, Aurora shareholders would own approximately 7.7% of the combined company but hold only approximately 3.2% of the votes, leaving them with limited influence over the company they would partly own.
  The opportunistic Hostile Bid aims to capture Aurora's assets at a discount. Aurora has spent years building a differentiated global medical cannabis platform, including EU-GMP manufacturing capabilities, regulatory expertise and leadership in high-margin international medical markets. Curaleaf is seeking to acquire those assets before Aurora shareholders receive the full value of their investment. This benefits Curaleaf's shareholders at the expense of Aurora's shareholders.
  Aurora has a stronger path forward and significant value creation ahead. Aurora's Board and management team continue to execute the Company's strategy, pursue value-enhancing opportunities and evaluate alternatives that are in the best interests of shareholders. Shareholders should not tender into a hostile bid that undervalues Aurora, weakens their rights and transfers value disproportionately to Curaleaf.

Aurora's Standalone Plan Offers Superior Value

Over the past several years, Aurora has purposefully transformed into a focused global medical cannabis company, exiting lower-margin businesses, proactively expanding EU-GMP cultivation and manufacturing capacity, and developing an international growth platform that is difficult and expensive to replicate. That strategy is delivering results, including record international revenue and industry-leading margins, and the Board believes the greatest value from this transformation still lies ahead.

  A valuable and effective global platform: Aurora has one of the world's largest indoor EU-GMP manufacturing networks, with the regulatory expertise and international footprint that have taken years to build. As EU-GMP standards tighten and global patient demand grows, companies that grow their own EU-GMP supply will hold the advantage. Aurora is strategically positioned to capitalize and maximize on the growing profitable global cannabis opportunities.
  A strong, flexible balance sheet: Aurora is debt-free with cash on hand, giving it the flexibility to continue investing in high-margin growth, including its recently announced accretive acquisitions expanding its UK medical cannabis presence.
  A clear path forward: The Board and management continue to execute Aurora's strategic plan and are actively evaluating additional opportunities to continue building long-term shareholder value, including potential alternatives to the Hostile Bid.

For further detailed reasons for rejection of the Hostile Bid, please refer to our Directors' Circular that can be accessed here, on Aurora's website, or as filed on Sedar+ and EDGAR.

Shareholders who have already tendered their shares and wish to withdraw them should contact their broker or Kingsdale Advisors promptly for assistance.

Shareholders with questions about the Hostile Bid or who would like to receive ongoing updates may contact Kingsdale Advisors, Aurora's strategic advisor and information agent.

Kingsdale Advisors

  Toll-Free (within North America): 1-800-749-9052
  Call or Text: 416-623-4172
  Email: contactus@kingsdaleadvisors.com

For more information, please go to www.ProtectAurora.com.

About Aurora Cannabis

Aurora is a global leader in medical cannabis, dedicated to improving lives through scientific expertise, proven performance, and a deep commitment to patient care. Aurora serves medical markets across Canada, Europe, Australia, and New Zealand with a portfolio of trusted, leading brands including Aurora®, MedReleaf®, Pedanios®, IndiMed™, San Raf®, and Whistler Medical Marijuana Corporation®. With world-class GMP-certified manufacturing facilities in Canada and Germany, and a team of industry-leading professionals, Aurora continues to expand its global footprint and deliver consistent, high-quality cannabis products with the purpose of Opening the World to Cannabis™.

Learn more at www.auroramj.com and follow us on X and LinkedIn.

Aurora's common shares trade on the NASDAQ and TSX under the symbol "ACB".

Forward Looking Statements

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities laws ("forward-looking statements"). Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements made in this news release include, but are not limited to, statements and information about Curaleaf's Hostile Bid, including timing, the Board's recommendation with respect to the same, and expected impacts for Aurora shareholders, statements regarding the Company's strategy and opportunities for creating and increasing long-term value for shareholders, statements regarding the Company's multi-year transformation into a high-margin, global medical cannabis leader and expected impacts on future results, and statements regarding benefits of the Company's EU-GMP platform.

 These forward-looking statements are only predictions. Forward-looking information or statements contained in this news release have been developed based on the Company and its management's good faith assumptions relating to the financial, market, regulatory and other relevant environments that will exist and affect the Company's business and operations in the future. Forward-looking information and statements are not a guarantee of future performance and are based upon a number of estimates and assumptions of management at the date the statements are made including, among other things, assumptions about: development costs remaining consistent with budgets; the ability to manage anticipated and unanticipated costs; access to favorable equity and debt capital markets; the ability to raise sufficient capital to advance the business of the Company; favorable operating and economic conditions; political and regulatory stability; obtaining and maintaining all required licenses and permits; receipt of governmental approvals and permits; sustained labour stability; stability in financial and capital goods markets; favorable production levels and costs from the Company's operations; the pricing of various cannabis products; the level of demand for cannabis products; the availability of third-party service providers and other inputs for the Company's operations; and the Company's ability to conduct operations in a safe, efficient, and effective manner. The Company does not give any assurance that the assumptions on which forward-looking information or statements are based will prove to be correct, or that the Company's business or operations will not be affected in any material manner by these or other factors not foreseen or foreseeable by the Company or management or beyond the Company's control. Such forward-looking statements are estimates reflecting the Company's best judgment based upon current information and involve a number of risks and uncertainties, and there can be no assurance that other factors will not affect the accuracy of such forward-looking statements. These risks include, but are not limited to, the ability to retain key personnel, the ability to continue investing in infrastructure to support growth, the ability to obtain financing on acceptable terms, the continued quality of our products, customer experience and retention, the development of third party government and non-government consumer sales channels, management's estimates of consumer demand in Canada and in jurisdictions where the Company exports, expectations of future results and expenses, the availability of additional capital to complete construction projects and facilities improvements, the risk of successful integration of acquired business and operations, management's estimation that SG&A will grow only in proportion to revenue growth, the ability to expand and maintain distribution capabilities, the impact of competition, the general impact of financial market conditions, the yield from cannabis growing operations, product demand, changes in prices of required commodities, competition, and the possibility for changes in laws, rules, and regulations in the industry, epidemics, pandemics or other public health crisis, and other risks as set out under the heading "Risk Factors" in the Company's annual information form dated June 10, 2026 (the "AIF") and filed with Canadian securities regulators available on the Company's issuer profile on SEDAR+ at www.sedarplus.com and filed with and available on the SEC's website at www.sec.gov. The Company cautions that the list of risks, uncertainties and other factors described in the AIF is not exhaustive and other factors could also adversely affect its results. Readers are urged to consider the risks, uncertainties and assumptions carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on such information. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable securities laws.

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For further information: For Media: Michelle Lefler, VP, Communications & PR, media@auroramj.com; For Investors: ICR, Inc., Investor Relations, aurora@icrinc.com

CO: Aurora Cannabis Inc.

CNW 07:05e 02-SEP-26